UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of June 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated June 1, 2016 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: June 1, 2016

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors sales for May 2016

Key Highlights:

  M&HCV sales continued to grow at 23% in May 2016
  LCV grows by 6% in May 2016
  Tata Motors hatchback sales grew by 7%, due to strong demand for the recently launched Tiago

Mumbai, June 01, 2016: Tata Motors continued to witness strong year-on-year growth in certain key segments, with the company's M&HCV and LCV sales, in domestic market, growing by 23% and 6% respectively. The company's total commercial and passenger vehicles sales (including exports) in May 2016 were at 40,071 vehicles, a growth of 1% over 39,496 vehicles sold in May 2015. The company's domestic sales of Tata commercial and passenger vehicles for May 2016 was at 35,643 nos., a growth of 2%, over May 2015.

Cumulative sales (including exports) for the company for the fiscal was at 79,453 nos., higher by 5% over 75,641 vehicles, sold last year.

Passenger Vehicles

In May 2016, Tata Motors passenger vehicles, in domestic market, recorded a sale of 8,617 nos. a year-on-year decline of 23%, compared to 11,138 nos. sold in May 2015.

While the sales of passenger cars in May 2016 was lower by 15% at 7,787 nos., compared to 9,176 nos., in May 2015, Tata Motors hatchback sales grew by 7% at 5,643 units in May 2016, due to strong demand for the recently launched Tiago. UV sales declined by 58% at 830 nos., in May 2016, compared to 1,962 nos. sold in May 2015. Cumulative sales of all passenger vehicles in the domestic market for the fiscal are 19,112 nos., lower by 11% over last year.

Commercial Vehicles

In the commercial vehicles, M&HCV sales, in domestic market, continued to show growth at 13,312 nos., higher by 23%, over May 2015. Light Commercial Vehicle sales also continued to grow at 13,714 nos., an increase of 6% over May 2015. The overall commercial vehicles sales for the company in May 2016 in the domestic market were at 27,026 nos., a growth of 14%, over May 2015.

Cumulative sales of commercial vehicles in the domestic market for the fiscal was 52,128 nos., higher by 14% over last year. Cumulative LCV sales is at 27,174 nos., an increase of 9% over last year, while M&HCV sales of 24,954 nos., was higher by 19%, over last year.

Exports

The company's sales from exports was at 4,428 nos., in May 2016, a decline of 5% compared to 4,678 vehicles sold in May 2015. The cumulative sales from exports for the fiscal was at 8,213 nos., lower by 3%, over 8,464 nos., sold last year.

-Ends-

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.